EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation | Through First Quarter Ended September 30, 2014



GeneralFINANCE
CORPORATION

NASDAQ: GFN

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

Presenters

Ronald F. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen & Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen & Co.

General Finance at a Glance

- The parent company of businesses in the mobile storage, liquid containment and modular space industries (portable services)
- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries
- Ownership in leading providers of mobile storage, liquid containment and modular space businesses
  - Over 50% ownership of Royal Wolf in the Asia-Pacific region
  - 100% ownership of Pac-Van and Lone Star Tank Rental in North America
- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks to the oil and gas industry
- TTM (9/30/14) pro-forma consolidated revenues of $329.2 million; consolidated adjusted EBITDA of $94.1 million*

LONE STAR TANK RENTAL, INC.

Pac-Van

ROYAL WOLF

SOUTHERN FRAC TANK MANUFACTURING

* Pro-forma for the Lone Star Tank Rental, Inc. acquisition, which closed on April 7, 2014, calculated by adding GFN's consolidated TTM (9/30/14) adjusted EBITDA of $81.8 million (which includes Lone Star's results for the six months ended September 30, 2014) and Lone Star's adjusted EBITDA of $12.5 million for the six months ended March 31, 2014 and subtracting incremental rent expense of $0.1 million and intercompany profit of $0.1 million, or $12.3 million. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Investment Highlights

- Seasoned and proven management in portable services industry
- Established branch networks and high quality lease fleet provide attractive expansion platform
- Strong financial performance driven by increases in lease fleet and pricing
- Diversified customer base and emphasis on recurring lease revenues limits risk
- Businesses generate attractive cash flows prior to fleet expansion investment
- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

Additional Key Members of Senior Management

Corporate: **Jeffrey A. Kluckman** Executive VP, Business Development	15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)
Pac –Van: **Ted Mourouzis** President and COO	15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University
Royal Wolf: **Robert Allan** Chief Executive Officer	30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

In addition, each operating unit has very capable senior managers with extensive experience in their respective fields of equipment leasing, operations, accounting, finance, legal and sales.

Our Products

Storage Containers



- New and used shipping containers that provide a flexible, low cost alternative to warehousing
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Construction
  - Commercial
  - Industrial

Fleet Units (9/30/14): 38,707

Freight Containers



- Specifically designed containers for transport of products by road and rail
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Distribution & Logistics
  - Moving & Transportation
  - Road & Rail

Fleet Units (9/30/14): 9,420

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space or living space
- Applications include offices, lunch rooms, change rooms, first aid rooms , restrooms, protective walkways and low security prison accommodations
- Key end markets include:
  - Resources
  - Construction
  - Events
- Referred to as office containers or ground level offices ("GLOs") in North America

Fleet Units (9/30/14): 6,422

Portable Liquid Tank Containers



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport
- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines
- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (9/30/14): 3,583

Our Products

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles
- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length
- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (9/30/14): 4,579

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space
- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized
- Key end markets include:
  - Commercial
  - Institutional
  - Government

Fleet Units (9/30/14): 1,034

Diversified Customer Base for Leasing Operations

North America*

TTM (9/30/14)


Mining and Energy 37%
Construction 21%
Commercial 16%
Industrial 11%
Retail 5%
Services 4%
Education 2%
Govt. 2%
Other 2%

Asia-Pacific

TTM (9/30/14)


Manufacturing 6%
Other 11%
Building & Construction 15%
Resources 17%
Moving & Transportation 21%
Government 9%
Retail 6%
Consumer 15%

General Finance serves over 30,000 customers in over 20 industries









* Includes Q4'14 and Q1'15 revenues from the Lone Star Tank Rental acquisition, which closed on April 7, 2014.

Capital Investment in Lease Fleet and Acquisitions


Total Net Fleet CapEx and Acquisitions (in $ millions)
$115
$95
$75
$55
$35
$15
-$5
Total Fleet in Units (in thousands)
70
60
50
40
30
20
10
0
($2.9)
$0.0
$16.1
$1.0
$45.4
$4.6
$47.6
$18.0
$65.7
$119.2
37.9
41.3
48.9
54.3
61.6
6/30/2010
6/30/2011
6/30/2012
6/30/2013
6/30/2014
Net Fleet CapEx
Acquisitions
Total Fleet

Capital investment is focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

North America Leasing Operations

Overview

- Pac-Van, Inc. and Lone Star Tank Rental Inc. lease and sell portable storage, liquid storage tank, and office containers; mobile offices and modular buildings
- Focus on increased market penetration in container products
- Pursue accretive acquisitions that will expand branch network and geographic footprint
- TTM (9/30/14) pro-forma revenues of $155.8 million
- TTM (9/30/14) pro-forma adjusted EBITDA of $53.2 million*






GeneralFINANCE CORPORATION

* Pro-forma for the Lone Star Tank Rental Inc. acquisition, which closed on April 7, 2014, calculated by adding Pac-Van's TTM (9/30/14) adjusted EBITDA of $24.5 million and Lone Star's adjusted EBITDA of $28.9 million for the twelve months ended September 30, 2014, consisting of its six months ended March 31, 2014, quarter ended June 30, 2014, and quarter ended September 30, 2014 adjusted EBITDA, and subtracting incremental rent expense of $0.1 million and intercompany profit of $0.1 million. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

North America Leasing Operations
Network and Fleet

- 36 branches in 19 states in the U.S. and 1 province in Canada
- Total lease fleet of approximately 23,400 units
- Fragmented portable storage container market in the U.S. and Canada


Edmonton, Alberta, Canada
Calgary, Alberta, Canada
Watford City
Detroit
Salt Lake City
Pittsburg
Trenton
Bakersfield
Las Vegas
LA-Chino
Denver
Kansas City
St. Louis
Louisville
Charleston
Nashville
Charlotte
Phoenix
Atlanta
Kermit
Dallas
Albany
Jacksonville
New Braunfel
Kenedy
Robstown
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY:
Louisville
Paducah


Distribution By Units
(At September 30, 2014)
Office containers 8%
Mobile offices 20%
Modular buildings 5%
Tank containers 15%
Portable storage containers 52%

North America Manufacturing Operations
Overview

- 90%-owned Southern Frac LLC, a portable liquid storage tank container manufacturer based in Texas
- Steady flow of supply and ongoing source of leasing referrals for North America Leasing Operations
- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management
- TTM (9/30/14) Highlights
  - Sales to external customers of $18.2 million
  - Intercompany sales to North America Leasing of $35.0 million
  - Adjusted EBITDA of $9.2 million*





* Prior to intercompany adjustments of $7.9 million for the TTM (9/30/14).
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Leasing Operations

- Over 50% ownership of Royal Wolf Holdings Ltd. (ASX:RWH)
- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- Over 100 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- TTM (9/30/14) revenues of US$155.2 million
- TTM (9/30/14) adjusted EBITDA of US$44.5 million*






* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Network and Fleet

- 20 customer service centers (CSCs) in Australia and 8 CSCs in New Zealand
- Total lease fleet of approximately 40,400 units
- Largest lease fleet in Australia and New Zealand


Darwin
NT
Cairns
Townsville
QLD
Rockhampton
Brisbane - Banyo
Project Division
South Brisbane
Gold Coast
WA
Geraldton
SA
Perth-Bayswater
Perth-Bibra Lake
NSW
Newcastle
Central Coast
Sydney-St Marys, Moorebank
ACT
Adelaide
VIC
Canberra
Auckland
Silverdale
Hamilton
Tauranga
Melbourne -Sunshine
Melbourne - Clayton
Melbourne - Footscray
Palmerston North
Wellington
TAS
Hobart
Christchurch
Dunedin


Distribution By Units
(At September 30, 2014)
Freight containers 23%
Portable buildings 11%
Portable storage containers 66%

Consolidated Financial Summary

Financial highlights (1Q fiscal year 2015 versus 1Q fiscal year 2014):

- Leasing revenues comprised 71% of total non-manufacturing revenues versus 50% for the first quarter of fiscal year 2014
- Adjusted EBITDA almost doubled to $25.5 million
- Net income attributable to common shareholders was $3.7 million, or $0.14 per diluted share*
- Total unit lease fleet utilization was 82% at quarter end



$Millions
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
$156.3
20.1%
$31.5
$182.3
20.8%
$38.0
$212.2
21.7%
$46.1
$245.5
21.6%
$53.0
$287.1
24.1%
$69.1
$65.7
19.5%
$12.8
$80.4
31.7%
$25.5
FY10
FY11
FY12
FY13
FY14
1Q FY14
1Q FY15
Revenue
Adjusted EBITDA
EBITDA Margin

GeneralFINANCE CORPORATION

* 1Q 2015 net income includes a $0.03 per share reduction as a result of the Series C cumulative preferred dividend.
Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix.

Capital Structure as of 9/30/14

	GFN	Asia-Pacific Leasing Operations	North America Leasing Operations	North America Manufacturing Operations
Consolidated cash	• $9.4 million			
Debt	• $72.0 million 8.125% Senior Notes • $25.0 million Term Loan	• $105.7 million outstanding on $152.7 million Senior Credit Facility[1]	• $102.4 million outstanding on $200.0 million Senior Credit Facility • $10.7 million - other[2]	• $0.7 million outstanding on $13.5 million Senior Credit Facility • $1.3 million mortgage • $0.8 million seller note
Common equity	• 25.7 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.8727 AUD/USD as of 9/30/14.
[2] Other North America Leasing Operations debt includes $8.4 million of General Indemnity and Non-Compete Notes, primarily as a result of the Lone Star acquisition.

Appendix

North America Leasing Operations
Financial Summary*


$Millions
$100.0
$50.0
$0.0
$57.1
$12.7
22.2%
$55.9
$10.4
18.6%
$70.2
$11.9
17.0%
$73.1
$14.8
20.2%
$105.8
$28.5
26.9%
$22.2
$4.7
21.2%
$44.8
$17.0
37.9%
34.0%
29.0%
24.0%
19.0%
14.0%
FY10
FY11
FY12
FY13
FY14
1Q FY14
1Q FY15
Revenue
Adjusted EBITDA
EBITDA Margin

North America leasing operations are generating strong financial results based on across-the-board growth

- Leasing revenues have been higher on a year-over-year basis for the last sixteen quarters
- Excluding results from Lone Star, adjusted EBITDA increased by 62% from 1Q of fiscal year and more than tripled including Lone Star

GeneralFINANCE CORPORATION

*Fiscal Year 2014 financial results include three months of results from Lone Star, including approximately $14.7 million in revenues and $7.0 million in adjusted EBITDA. 1Q FY2015 financial results include approximately $17.7 million in revenues and $9.4 million in adjusted EBITDA from Lone Star.

Adjusted EBITDA = Operating income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Leasing Operations
Financial Summary*


A$Millions
$150.0
$100.0
$50.0
$0.0
$111.8
$127.5
$137.6
$149.4
$175.7
$43.7
$36.3
$24.1
$30.1
$36.2
$42.0
$48.1
$9.7
$10.0
21.6%
23.6%
26.3%
28.1%
27.4%
22.2%
27.5%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
FY10
FY11
FY12
FY13
FY14
1Q FY14
1Q FY15
Revenue
Adjusted EBITDA
EBITDA Margin

- EBITDA CAGR of 27% (FY2006 to FY2014)
- Margin expansion to 27.4% from 10.5% (FY2006 to FY2014)
- Margin expansion the result of higher percentage of leasing and higher margin products
- 1Q FY2014 impacted by over A$8 million lower margin sales to a national freight logistics customer

General FINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,					Quarter Ended September 30,		TTM September 30,
	2010	2011	2012	2013	2014*	2013	2014	2014
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$2,202	$6,401	$19,348
Add (Deduct) --								
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	1,581	4,267	14,306
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	1,372	605	(512)	255
Interest expense	15,974	20,293	12,743	10,969	11,952	2,392	5,326	14,886
Interest income	(234)	(487)	(157)	(58)	(52)	(12)	(14)	(54)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	5,659	9,495	30,963
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	1,938	406	524	2,056
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106	$12,833	$25,487	$81,760

General FINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA - Pac-Van

(in thousands)

	Year Ended June 30,					Quarter Ended September 30,		TTM September 30,
	2010	2011	2012	2013	2014	2013	2014	2014
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$13,323	$2,913	$5,040	$15,450
Add --								
Depreciation and amortization	6,440	6,023	5,789	6,154	7,928	1,656	2,448	8,720
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	165	94	197	259	312	98	78	292
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$21,563	$4,667	$7,566	$24,462

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental

(in thousands)

	Nine Month Ended March 31, 2014	Quarter Ended September 30, 2013	Six Months Ended March 31, 2014	Quarter Ended June 30, 2014	Quarter Ended September 30, 2014
Operating income	$12,061	$3,393	$8,668	$4,311	$6,539
Add --					
Depreciation and amortization	5,357	1,495	3,862	2,656	2,856
Share-based compensation	---	---	---	1	5
Adjusted EBITDA	$17,418	$4,888	$12,530	$6,968	$9,400

Reconciliation of Operating Unit Adjusted EBITDA - Southern Frac

(in thousands)

	Year Ended June 30,		Quarter Ended September 30,		TTM September 30,
	2013*	2014	2013*	2014	2014
Operating income	$607	$6,079	$768	$2,811	$8,122
Add --					
Depreciation and amortization	681	993	259	277	1,011
Share-based compensation expense	28	81	26	28	83
Adjusted EBITDA	$1,316	$7,153	$1,053	$3,116	$9,216

* Represents results since October 1, 2012, or the last nine months of fiscal year 2013, the date the Company acquired Southern Frac.

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,					Quarter Ended September 30,		TTM September 30,	TTM September 30,
	2010	2011	2012	2013	2014	2013	2014	2014	2014
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$29,977	A$5,506	A$5,403	A$29,874	US$27,531
Add --									
Depreciation and Amortization	14,925	13,262	12,704	14,997	17,190	4,087	4,372	17,475	16,083
Share-based compensation expense	126	143	297	567	932	150	216	998	920
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---	---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$48,099	A$9,743	A$9,991	A$48,347	US$44,534








General FINANCE CORPORATION

NASDAQ: GFN